P.E. 1/15/02


02001393


SEC MAIL PROCESSING
RECEIVED
JAN 1 8 2002
WASH. D.C.
354
SECTION

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 15, 2002

SCOR

(Exact name of Registrant as specified in its chapter)

1, Avenue du Général de Gaulle
92074 Paris - La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 15th, 2002

SCOR
(Registrant)



By: A. CHNEIWEISS
Corporate Secretary and Group Senior
Vice-President of Group Legal Affairs

Press Release
January 15, 2002

For additional information, please contact:
Clare BRENNEN + 33 (0) 1 46 98 74 71
Delphine DELEVAL + 33 (0) 1 46 98 71 64



SCOR announces a loss estimate for 2001 and confirms that its strong fundamentals will enable it to fully benefit in 2002 from the major recovery in the reinsurance market

A combination of negative factors that emerged at the end of the year weighs earnings estimates for 2001.

The accumulation of negative factors that emerged at the end of the year has led SCOR Group to make a downward revision of its earnings estimate for 2001. In December, SCOR received an exceptional number of advices for large losses in the 4th quarter, exceeding in total the losses in this category for the first nine months of the year (ex-World Trade Centre). However the estimated cost of known major claims on SCOR's accounts (including WTC) remains in line with estimates made within days of the occurrence of the events.

Furthermore, third quarter reinsurance accounts received from cedants from early December onwards have brought to light higher than expected claims experience and run-offs for recent underwriting years, leading to a reinforcement of reserves.

Finally, albeit to a lesser extent, the fact that the financial markets failed to recover and the weakness of the euro at the end of the year have led the group to adjust its investment results.

In view of the combined impact of these new factors, the Group has decided to revise its earnings forecast to a loss of EUR 250 million.

Despite the sharp deterioration in the 4th quarter, the impact of which is particularly severe at the end of an exceptional year of claims, SCOR remains ideally positioned to fully exploit the opportunities provided by the cycle upturn.

Strong, diversified growth in a cyclical upturn.

The capital increase made last July reinforced the Group's shareholder equity and enables it to maintain its financial strength at current levels despite the consequences of an exceptional year.

Moreover, through the establishment of Irish Reinsurance Partners Limited (IRP) in association with a group of private investors, SCOR increased its underwriting capacity in P&C business by more than 25%. IRP, which is based in Dublin, is already fully operational.

Finally, the recent securitization of a new reinsurance protection of USD 150 million against natural catastrophe events, in addition to overall protections, has reduced the Group's risk profile.



In order to accelerate its return to profitability, the Group continues to apply its strategy of reallocating capital to the most profitable business lines. Thus, SCOR has decided to immediately withdraw from the "Program Business" market in the United States which has generated heavy losses in recent years. Furthermore, retraction from the Health sector which was initiated in the United States will be extended to the rest of the world.

Extremely favourable outlook for 2002

In 2001 the Group significantly improved its market share, fully benefiting from the contraction of the market produced by the disappearance of several players. Growth in premium income, which was up 25% at the end of September on a comparable, consolidated basis, is expected to be confirmed and even surpassed for the year as a whole.

Renewals with effect from January 1, 2002, particularly in Property & Casualty and the Business Solutions Division, already confirm an upturn in pricing that should produce an extremely significant improvement in the Group's technical results.

Given the current rise in its underwriting capacity, the increase in market share and higher pricing for renewals, SCOR now has all the required means for benefiting fully from the new cyclical upturn and returning to a satisfactory level of profitability in 2002.

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, general competitive factors, regulatory and other factors. More detailed information on the potential factors that could affect the financial results of SCOR is contained in SCOR's filings with the U.S Securities and Exchange Commission.

With 30 offices around the world, serving clients in over 150 countries, SCOR is France's largest reinsurer and one of the industry world leaders. Thanks to its ability to provide innovative technical and service support, the SCOR Group has built up a well balanced portfolio of Property and Casualty, Life, Accident & Health and Specialty reinsurance products and services. The Group's ratings, which include AA from Fitch, A+ (Superior) from AM Best and AA- from Standard & Poor's, reflect its financial strength and underwriting expertise. SCOR shares, which belong to the SBF 120, Bloomberg European Insurance, NEXT 150 and Dow Jones STOXX indexes, are listed in Paris and New York. SCOR has a widely diversified international shareholder base, with more than 30,000 shareholders in 55 countries.

SCOR Tel +33 (0)1 46 98 70 00 RCS Nanterre B 562 033 357
Immeuble SCOR Fax +33 (0)1 47 67 04 09 Siret 562 033 357 00020